UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release Dated April 2, 2015	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Edward Hu
Name:	Edward Hu
Title:	Chief Financial Officer

Date: April 3, 2015

Exhibit 99.1

WuXi PharmaTech Lists Shares of Small-Molecule Manufacturing Subsidiary STA on New Third Board in China

SHANGHAI, April 2, 2015 /PRNewswire/ — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, announced today that its wholly owned subsidiary SynTheAll Pharmaceutical Co. Ltd. (“STA”) has received approval from the National Equities Exchange and Quotations (“NEEQ”) in China to list its shares on the New Third Board, the over-the-counter (OTC) stock exchange in China. STA shares will be listed beginning April 3, 2015. WuXi does not currently plan to issue new STA stock to the public immediately upon listing. In March 2015, following receipt of required government approvals, WuXi agreed to sell a 5.55% stake in STA stock to members of STA management and WuXi management at a price based on a third-party appraisal of the STA equity value. This sale will be settled in early April for approximately $28 million in total cash consideration, with WuXi recognizing a related gain on the sale in the second quarter of 2015. Two thirds of the shares purchased by the management employees are subject to a lock-up, with 1/3 available for sale on the first anniversary of the listing date and another 1/3 available for sale on the second anniversary of the listing date.

STA provides process chemistry services and manufactures small-molecule advanced intermediates and APIs for customer use in preclinical and clinical trials and for marketed small-molecule drugs. Its operations are located in the Waigaoqiao Free Trade Zone and Jinshan, both in Shanghai, and in Changzhou. STA does not include WuXi’s biologics manufacturing business. STA’s business is significantly more capital intensive than WuXi’s laboratory services business and is in the process of building new facilities in Changzhou to increase its production capacity. STA filed this application to list on the New Third Board late last year to allow the flexibility to raise capital eventually from the Chinese capital markets to fund its future growth and to pursue potential mergers and acquisitions.

The New Third Board was established by the State Council in January 2013 as a national OTC stock exchange to supplement trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. China’s GEM exchanges provide for trading of stock of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges. The New Third Board provides a pricing mechanism for valuing a company’s stock. Policies are currently expected to be introduced in the second half of 2015 to enable NEEQ-registered companies to transfer to the GEM exchanges.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts, but instead are predictions about future events. Examples of forward-looking statements in this press release include statements about the public issuance of STA shares. Future events are inherently uncertain, and our forward-looking statements may turn out to be incorrect. WuXi may decide not to issue STA shares to the public in the near term or at all. Among other factors impacting WuXi’s ability to offer new shares in STA, these actions are subject to market conditions and various PRC exchange and regulatory approvals. WuXi and STA may not realize the anticipated benefits of the listing, with a number of related risks including: STA may be unable to raise cash in amounts sufficient to meet its cash needs, WuXi’s ownership interest in STA will be diluted to the extent STA shares are sold to third parties, WuXi management could become distracted, and the trading price of WuXi’s ADSs could become more volatile as a result of the trading price of STA’s shares and business developments. Additional information about these and other relevant risks can be found in our Annual Report on Form 20-F for the year ended December 31, 2014 (expected to be filed in April 2015). The forward-looking statements in this press release speak only as of the date on which they are made, and we assume no obligation to update any forward-looking statements except as required by law.

About WuXi PharmaTech

WuXi PharmaTech (NYSE: WX) is a leading open-access R&D capability and technology platform company serving the pharmaceutical, biotechnology and medical device industries, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies with a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi is also building a platform to provide clinical diagnostic services directly to physicians and their patients globally. WuXi PharmaTech’s services are designed to help its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. The operating subsidiaries of WuXi PharmaTech are known as WuXi AppTec.

For more information, please contact:

Ronald Aldridge

Director of Investor Relations

+1 (201) 585-2048

ron_aldridge@wuxiapptec.com

Aaron Shi

Director of Corporate Communications

+86-21-5046-4362

aaron_shi@wuxiapptec.com

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